# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Terrestrial Energy Inc., CIK 0002019804
CUSIP: 881454102
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2730 W. Tyvola Road, Suite 100, Charlotte, North Carolina (NC), 28217
Date of event which requires filing of this statement: 10/29/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001770593

## Reporting persons
- Roberto Marco Sella: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 719,433; shared voting power 14,659,256; sole dispositive power 719,433; shared dispositive power 14,659,256; aggregate amount beneficially owned 15,378,689 (14.34% of the class)
  Comment: Based on 81,771,423 shares of common stock, par value $0.0001 per share ("Shares"), of Terrestrial Energy Inc., a Delaware corporation, (the "Issuer") outstanding as of December 15, 2025 and 24,011,029 Shares issuable upon the conversion of common shares and preferred shares of Terrestrial Energy Canada (Exchange) Inc. ("Exchange Shares"), as disclosed in Amendment No. 1 to the Issuer's Registration Statement on Form S-1 (File No. 333-291796) as declared effective by the Securities Exchange Commission (the "Commission") on December 23, 2025. The aggregation of the outstanding Shares and the Exchange Shares is based solely upon statements and disclosures made by the Issuer.
- Roberto M. Sella 2012 Family Trust: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); sole voting power 0; shared voting power 1,538,319; sole dispositive power 0; shared dispositive power 1,538,319; aggregate amount beneficially owned 1,538,319 (1.44% of the class)
  Comment: Based on 81,771,423 Shares of the Issuer outstanding as of December 15, 2025 and 24,011,029 Shares issuable upon the conversion of the Exchange Shares, as disclosed in Amendment No. 1 to the Issuer's Registration Statement on Form S-1 (File No. 333-291796) as declared effective by the Commission on December 23, 2025. The aggregation of the outstanding Shares and the Exchange Shares is based solely upon statements and disclosures made by the Issuer.
- LL Charitable Foundation: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); sole voting power 0; shared voting power 653,334; sole dispositive power 0; shared dispositive power 653,334; aggregate amount beneficially owned 653,334 (0.62% of the class)
  Comment: Based on 81,771,423 Shares of the Issuer outstanding as of December 15, 2025 and 24,011,029 Shares issuable upon the conversion of the Exchange Shares, as disclosed in Amendment No. 1 to the Issuer's Registration Statement on Form S-1 (File No. 333-291796) as declared effective by the Commission on December 23, 2025. The aggregation of the outstanding Shares and the Exchange Shares is based solely upon statements and disclosures made by the Issuer.

## Item 1. Issuer
Name of issuer: Terrestrial Energy Inc.
Address of issuer's principal executive offices: 2730 W. Tyvola Road, Suite 100, Charlotte, NC 28217

## Item 2. Person Filing
Name of person filing:
This statement is filed on behalf of the following persons (collectively, the "Reporting Persons"):

(i) Roberto Sella, an individual;

(ii) Roberto M. Sella 2012 Family Trust, (the "Trust"); and

(iii) LL Charitable Foundation (the "Foundation").

This Statement relates to Common Stock, par value $0.0001 per share (the "Shares") of the Issuer held by Roberto Sella, the Trust, and the Foundation. Mr. Sella is a principal owner and controlling person of the Trust and the Foundation, and in such capacity, may be deemed to beneficially own the Shares held by the Trust and the Foundation, respectively.
Address of principal business office or, if none, residence:
2400 Market Street, Suite 302
Philadelphia, PA, 19103
Citizenship:
(i) Roberto Sella, is a United States citizen;

(ii) the Trust is organized under the laws of Pennsylvania; and

(iii) the Foundation is organized under the laws of Pennsylvania.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The Reporting Persons held securities of Terrestrial Energy Inc., a Delaware corporation ("Old Terrestrial"). On October 29, 2025, Old Terrestrial consummated a business combination with the Issuer (the "Business Combination"), and the Reporting Persons received securities of the Issuer at the closing of the Business Combination. The securities reported on this statement include (i) 180,316 Shares held directly by Mr. Sella; (ii) 539,117 Shares issuable upon the exercise of warrants held by Mr. Sella, having an exercise price of $2.24 per share; (iii) 12,244,088 Shares held jointly by Mr. Sella and Mr. Sella's spouse (iv) 223,515 Shares issuable upon the exercise of warrants held jointly by Mr. Sella and his spouse, having an exercise price of $2.24 per share; (v) 807,873 Shares held by the Trust; (vi) 730,446 Shares issuable upon the exercise of warrants held by the Trust, having an exercise price of $2.24 per share; and (vii) 653,334 Shares held by the Foundation.
Percent of class:
The following percentages are based on 81,771,423 Shares of the Issuer outstanding as of December 15, 2025 and 24,011,029 Shares issuable upon the conversion of the Exchange Shares. The aggregation of the outstanding Shares and the Exchange Shares is based solely upon statements and disclosures made by the Issuer.

(i) Mr. Sella: 12.38%

(ii) the Trust: 1.44%

(iii) the Foundation: 0.62%
Sole power to vote or to direct the vote:
(i) Mr. Sella: 719,433

(ii) the Trust: 0

(iii) the Foundation 0
Shared power to vote or to direct the vote:
(i) Mr. Sella: 14,659,256

(ii) the Trust: 1,538,319

(iii) the Foundation: 653,334
Sole power to dispose or to direct the disposition:
(i) Mr. Sella: 719,433

(ii) the Trust: 0

(iii) the Foundation 0
Shared power to dispose or to direct the disposition:
(i) Mr. Sella: 14,659,256

(ii) the Trust: 1,538,319

(iii) the Foundation: 653,334

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See items 2 and 4 of this statement for more information.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
99.1 Joint Filing Statement

## Signatures
- Roberto Marco Sella: /s/ Roberto Sella, Roberto Sella (01/22/2026)
- Roberto M. Sella 2012 Family Trust: /s/ Roberto Sella, Roberto Sella, as Authorized Party (01/22/2026)
- LL Charitable Foundation: /s/ Roberto Sella, Roberto Sella, its President and Director (01/22/2026)